SEC
Mail Processing
Section

MAR 31 2021

Washington DC
416

21001384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treasure Financial Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Central Expressway, Suite 101
(No. and Street)

Richardson	TX	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wu (972) 644-9200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tsanhwa (David) Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treasure Financial Corp., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA GONZALEZ
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-25-23
Notary ID # 12620358-0

Signature

president

Title

Sandra Gonzalez 3/30/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treasure Financial Corp.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2020

Contents

Treasure Financial Corp.

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Treasure Financial Corp.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Treasure Financial Corp. (the "Company") as of December 31, 2020, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

Tuttle Bond PLLC

China Spring, Texas
March 29, 2021

We have served as the Treasure Financial Corp.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Treasure Financial Corp.

Financial Statements

For the year ended December 31, 2020

Treasure Financial Corp.
Statement of Financial Condition
For the year ended December 31, 2020

Current Assets	
Cash	$ 61,478
Total Cash	$ 61,478
Securities Accounts	
Securities at Hilltop	1,411
Total Securities Accounts	$ 1,411
Other Assets	
Loan to Shareholders	56,500
Security Deposits	700
Clearing Deposit	45,000
Clearing Interest Receivable	13,830
Deferred Tax Asset	2,954
Total Other Assets	$ 118,984
Total Assets	$ 181,873
Liabilities & Stockholders' Equity	
Liabilities (all current)	
Accounts Payable	1,550
Commissions Payable	4,716
Payroll Tax Payable	331
Accrued Expenses Payable	5,381
Clearing Payable	2,700
Total Liabilities	$ 14,679
Stockholders' Equity	
Common Stock	47,425
Paid-in Capital	183,339
Retained Earnings	(95,597)
Unrealized Gain (Loss)	(3,200)
Net Income	$ 35,228
Total Stockholders' Equity	$ 167,194
Liabilities & Stockholders' Equity	$ 181,873

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp.
Statement of Comprehensive Income
For the year ended December 31, 2020

Revenue	
Commissions on Securities	$ 393,813
Total Revenue	$ 393,813
Operating Expenses	
Clearing Charges	116,665
Professional Fees	8,161
Insurance	8,000
Regulatory Fees	2,805
Office Expenses	21,801
Communication Expenses	24,920
Rent	8,400
Salaries	23,281
Commissions	131,961
Payroll Tax	1,851
Other Taxes	53
General & Administrative	3,259
Total Operating Expenses	$ 351,157
Other Income (Expenses)	
Gains on Securities Transactions	(4,758)
Interest Income	39
Tax Refund	4,154
Misc. Income	2,502
Total Other Income (Expense)	$ 1,936
Net Income before Provision for Federal Income Taxes	$ 44,592
Federal Income Tax Provision	9,364
Net Income after Provision for Federal Income Tax	$ 35,228
Other Comprehensvie Income	
Unrealized Loss on Securities	(541)
Total Other Comprehensive Income	$ (541)
Net Comprehensive Income	$ 34,686

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp.
Statement of Cash Flows
For the Year-Ended December 31, 2020

Net Income (Loss)	$ 35,228
Adjustments to reconcile net income (loss) to net cash provided (used by operating activities:	
(Increase) decrease in assets:	
Accounts Receivable	382
Other Assets	748
Increase (decrease) in liabilities:	
Accounts Payable	4,632
Taxes Payable	82
Federal Income Tax Payable	9,365
Other Current Liabilities	8,081
Net cash provided (used) by operating activities	$ 58,518
Cash flows from investing activities	
Realized Gain (Loss)	-
Net cash (used) provided by investing activities	$ -
Cash flows from financing activities	
Additional Paid in Capital - Common	-
Net cash provided (used) by financing activities	$ -
Net increase (decrease) in cash and cash equivalents	$ 58,518
Cash and cash equivalents--beginning of year	$ 2,960
Cash and cash equivalents--end of year	$ 61,478

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Paid-in Capital Amount	Accumulated Deficit	Net Income Gain (Loss)	Unrealized Gain (Loss)	Total Stockholders' Equity
Balance - January 01, 2020	47,425	$ 47,425	$ 183,339	$ (101,107)	$ (6,809)	$ (2,659)	$ 120,189
Prior Period Adjustment				12,319		-	12,319
UnRealized Gain (Loss)						(541)	(541)
Net Operating Gain					35,228		35,228
Balance - December 31, 2020	47,425	$ 47,425	$ 183,339	$ (88,788)	$ 28,419	$ (3,200)	$ 167,194

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Treasure Financial Corporation (the Company) was incorporated in the state of Texas effective February 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Richardson, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company when the services are rendered.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Level 1, Level 2, and Level 3.

	Level	Level 2	Level 3	Total
Equities	$1,411	-	-	$1,411
Total Equities	$1,411	-	-	$1,411

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) NO.130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment, among others. During the year ended December 31, 2020, the company reported unrealized loss ($541).

Concentrations

The company has significant concentration in that its services are limited to the sale of securities, including stock options and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15e3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers' corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C– POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

Loan to Shareholder – In 2009, the Company's Board of Directors authorized unsecured, non-interest-bearing loans to the shareholder, Tsanhwa Wu. The balance on the loan currently totals $56,500 as of Dec. 31, 2020. Due to COVID disaster relief the shareholder was not required to pay down the loan in 2020.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020 management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements are not reflected in the statement of financial condition because they are fully depreciated. Expenditures for maintenance and repairs of such assets would be charged to expense as incurred. Depreciation was calculated using the double declining method. The following is a summary of property, equipment, and leasehold improvements:

Estimated Useful Life		
Automobile	5 years	72,362
Furniture and equipment	3-7 years	24,255
Leasehold improvements	7 years	8,878
105,495		
Less - accumulated depreciation		(105,495)
Total		-

Depreciation expense was $0 as all fixed assets were fully depreciated in the previous years.

NOTE G – RENT

The amount paid on the lease agreement for the year was $8,400.

NOTE H - INCOME TAXES

The Company is organized as a C-Corp for income tax purposes. Income tax expenses are the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. After offsetting current gains with allowable NOL Carryover the Company does not expect to have any Federal income tax due for 2020. The Company has not been subject to income tax examinations by the U.S. federal, state, or local authorities.

NOTE I – PRIOR PERIOD ADJUSTMENT

The Company had a Net Operating Loss Carryforward from prior years of $58,660 which, at the current tax rate of 21%, provided for recording $12,319 as a prior period adjustment to deferred taxes. After the current year gain deferred tax was reduced to $2,954.

NOTE J - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE J – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Treasure Financial Corp.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Treasure Financial Corp.
Supplementary Financial Statement Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity	$	167,194
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	60,154
Haircuts on Securities Positions		
Securities Haircuts	$	212
Undue Concentration Charges	$	-
Net Allowable Capital	$	106,828

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	979
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	101,828

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	14,679
Percentage of Aggregate Indebtedness to Net Capital		13.74%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2020	$	106,828
Adjustments			
Increase (Decrease) in Equity		$	2,954
Increase (Decrease) in Subordinated Loans		$	-
(Increase) Decrease in Non-Allowable Assets		$	(2,954)
(Increase) Decrease in Securities Haircuts		$	0
(Increase) Decrease in Undue Concentration Charges		$	-
Net Capital per Audit		$	106,828
Reconciled Difference		$	-

Reconciliation of First Filed Q4 2020 FOCUS IIA to Pre-Audit Amended Final Q4 2020 FOCUS IIA

Net Capital Computed on Fisrt FOCUS IIA	$	97,974
Adjustments		
Increase (Cedrease) in Equity	$	8,854
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital Computed on Final FOCUS IIA	$	106,828
Reconciled Difference	$	-

Treasure Financial Corp.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $106,828 which was $101,828 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 13.74%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to include an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. The Company is a member of SIPC but is reporting less than $500,00 in gross revenue and is therefore not including an Agreed Upon Assessment Report in this Supplemental Information section.

Treasure Financial Corp.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Tsanhwa Wu
Treasure Financial Corp.
777 South Central
Expressway, Suite 101
Richardson, TX 75080

Dear Tsanhwa Wu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Treasure Financial Corp. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Treasure Financial Corp. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Treasure Financial Corp.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Treasure Financial Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond PLLC

China Spring, Texas
March 29, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Treasure Financial Corp.

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

Treasure Financial Corp.
777 South Central Expressway, Suite 101
Richardson, TX 75080

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Treasure Financial Corp.:

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3,
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,
3. We have no exceptions to report this fiscal year.

Regards,

Tsanhwa Wu
President
Treasure Financial Corp.